

June 11, 2013

Via E-mail
Sterling McDonald
Vice President and Chief Financial Officer
Evolution Petroleum Corporation
2500 City West Blvd., Suite 1300
Houston, Texas 77042

> **Re:** **Evolution Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed May 20, 2013**
> **File No. 333-188705**

Dear Mr. McDonald:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Footnote (3) of your Calculation of Registration Fee table indicates that your common stock includes preferred share purchase rights, which may be triggered by certain events. Please revise your filing to describe such rights.

Information Incorporated by Reference, page 23

2.   We note that you have incorporated by reference the description of the Company's common stock contained in its registration statement on Form 8-A filed on July 13, 2006, and "any amendment or report subsequently filed for the purpose of updating such description." Please revise to indicate the specific amendment and report subsequently filed, including the filing date. Provide similar disclosure with respect to any amendment or report filed with a description of the Series A Preferred Stock.

Signatures, page II-4

3.   We note that your debt securities may be guaranteed by one or more of your subsidiaries. Please revise to include the signature of each registrant, including your subsidiary guarantors.

Exhibits

Exhibit 4.7

4.   We note that you reference a specimen form of the company's stock certificate that was previously filed on October 19, 2005. This specimen stock certificate reflects your prior company name, Natural Gas Systems, Inc. Please tell us if you have on file stock certificates that reflect your current corporate name.

Exhibit 5.1

5.   Please provide a revised legality opinion that opines that each guarantee will be the binding obligation of its guarantor. Refer to Section II.B.1.e of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011).

6.   We note that footnote (2) of your Calculation of Registration Fee table indicates that you are also registering preferred stock and debt securities underlying convertible preferred stock, securities warrants, or debt securities. Your revised legality opinion should also opine on the underlying securities. See Section II.B.1.f of SLB No. 19. In that regard, we also note that assumption (x) of your opinion may be inappropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC: Michael T. Larkin
        Adams and Reese LLP